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Email: invest@missionnewenergy.com

2 June 2011
MEDIA RELEASE

Mission expected to benefit from official launch
of biodiesel mandate in Malaysia

Mission NewEnergy Limited (Nasdaq:MNEL, ASX:MBT), is pleased to announce that the Malaysian government officially launched the much awaited B5 PALM OIL BIODIESEL blending mandate on 1 June 2011.

“Mission has the largest biodiesel capacity in Malaysia and is well-poised to supply the B5 requirements,” said Nathan Mahalingam, Group CEO of Mission NewEnergy Limited. “We are finalizing documentation and logistics with industry participants and anticipate that we will be commencing supplies in July 2011,” Mr. Mahalingam added.

The mandate, which is being implemented in the central region in the first stage, was officially declared effective today by the Malaysian Minister for Plantation Industries & Primary Commodities at the federal capital of Putra Jaya. Under the mandate, all diesel sold will contain 5% biodiesel. Implementation has already commenced with retail stations in Putra Jaya and will reach full compliance among all retail stations by 1 November 2011, resulting in approximately 200,000 tons of biodiesel demand per annum.  Once fully implemented on a national scale, demand will increase to 500,000 tons per year.

Municipalities within the central region will launch on a sequential basis beginning with Malacca on July 1, Negeri Sembilan on August 1, Kuala Lumpur on September 1, and Selangor on October 1.

Through the Malaysian Palm Oil Board, the government of Malaysia has allocated a sum of Malaysian Ringgit 43.1 million to finance the development of in-line blending facilities at six petroleum depots in the Central Region. The facilities are owned by five oil companies, namely Petronas, Shell, Esso, Chevron and Boustead Petroleum Marketing.

The government has fixed the supply price of biodiesel to the oil companies which is linked to the monthly average RBD palm oil price and the price of B5 at the pump will be similar to the retail price of normal diesel which is currently Malaysian Ringgit 1.80 per litre.

Malaysian Minister for Plantation Industries & Primary Commodities launching the B5 mandate at the federal capital of Putra Jaya

- Announcement ends -

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of over 22 million barrels and growing. Jatropha Curcas, an inedible biodiesel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands.  Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Head Corporate Finance, M&A
Mission NewEnergy Limited
+ 61 8 9445 1006
james@missionnewenergy.com